United States securities and exchange commission logo





                          November 15, 2021

       Lawrence Blatt, Ph.D.
       Chief Executive Officer
       Aligos Therapeutics, Inc.
       One Corporate Dr., 2nd Floor
       South San Francisco, CA 94080

                                                        Re: Aligos
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 4,
2021
                                                            File No. 333-260774

       Dear Dr. Blatt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Davis at 202-551-4385 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mark V. Roeder, Esq.